GREAT QUEST
METALS LTD. 082-03116

BEST AVAILABLE COPY

07024228

May 30, 2007

SEC MAIL PROCESSING
RECEIVED
JUN 7 2007
WASH. D.C. 161 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

SUPPL

RE: Great Quest Metals Ltd. (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the First Quarter Report and financial statements for the three months ended March 31, 2007.

Please be advised, that in accordance with National Instrument 51-102, the First Quarter Report was mailed to shareholders on May 30, 2007.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The current drill program in the Kenieba concession of Great Quest Metals in western Mali started on January 8, 2007 and continued throughout the Company's First Quarter (January 1, 2007 to March 31, 2007) and to the present. The main focus of drilling thus far has been to deepen and lengthen the original, 1,100 metre strike-length of the Djambaye 2 gold zone drilled in 2005 and 2006. The Company is now drilling other zones within the concession. Great Quest plans to drill the BC, copper-gold-molybdenum Taseko property this summer. The Company is working toward its ultimate goal of establishing mineable deposits in Mali and British Columbia.

During the First Quarter and subsequently, the Company raised $1,016,813 through 2 private placements and the exercise of warrants. A Right of First Offer on financing development was also granted to Macquarie Bank Limited on the Kenieba concession. On May 24, 2007, Great Quest welcomed Scott B. Hean to the Board of Directors.

Kenieba Concession

At the end of the 2006 drill program, a preliminary study on a 1,100 metre length of the 4,000 metre long Djambaye 2 gold zone by Carl Verley gave an inferred mineral resource of 928,787 tonnes of 4.48 grams per tonne gold or 133,882 ounces per tonne gold. Phase 1 and Phase 2 of the 2007 drill program were designed to increase this number.

Phase 1 of the 2007 program has consisted of drilling to depth beneath the original 1,100 metre length previously drilled. The depth of the deepest intersection of the zone along the various cross-sections was increased from 55 to 105 metres in 2006 drilling, to 95 to 150 metres after 2007 drilling. Some of the better results from Phase 1 drilling included 7.57 metres of 2.91 grams per tonne gold in drill hole KN 52-07; and 6.58 metres of 20.41 grams per tonne gold in KN 50-07.

Phase 2 of the drilling consisted of lengthening the zone to the south. Two holes each were drilled along cross-sections 100 metres apart for a total distance of 700 metres. The results of only 6 holes in Phase 2 of the drill program have been released so far. The best intersection is 3.17 metres of 7.43 grams per tonne gold, including 0.69 metres of 30.62 g/t gold, in KN 60-07. Phase 3 of the program is now in progress, including drill-testing additional gold zones, including the Sansanto, Djambaye 1 and targets in the Kabaya 1 area.

Taseko Property

The Company plans a 2007 summer program on the Taseko property, located 225 km north of Vancouver, British Columbia. This property has an inferred mineral reserve in the Empress deposit of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold. Three zones are scheduled for drilling. The first is in the Empress area where the source of some high grade copper-gold surface samples has not yet been identified. The second target is north of the Empress area where a 1991 drill hole, 91-49, intersected 133 metres of 0.029% molybdenum from 53 to 187 m and 0.23% copper from 186 to 275 metres, but no drilling has tested the mineralization to the east, west or north of this hole. The third target consists of copper anomalies extending 2,440 metres west of the Buzzer zone where copper-molybdenum-gold mineralization has been found in a porphyry copper setting. This will be the first drilling west of the Buzzer zone.

Programs for 2007

In its ongoing goal of increasing mineral assets, Great Quest plans to continue drilling in Mali until the rainy season starts in late July. Drilling has been completed on the Djambaye 2 gold zone and the Company is currently testing additional zones. Exploration surveys will be completed on the Manankoto and Bourdala concessions. Great Quest plans to drill this summer on the Taseko property.

Corporate Information

Mr. Hean, Great Quest's new Director, previously held senior management and executive positions as Senior Vice President and Managing Director at the Bank of Montreal, where his responsibilities included financing in the natural resources sectors in North America. He also served with J.P. Morgan of New York, primarily financing junior oil and gas companies.

The Exploration Team
Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance
During the First Quarter, the Company's assets increased by $482,741 to $4,120,274. This is mainly due to $573,613 in cash being received on the issuance of shares and $51,000 being received on share subscription advances. As a result of the increase in cash, the Company's working capital improved by $305,882 from a working capital deficit of $64,110 at the end of fiscal 2006 to a working capital surplus of $241,772 at the end of the First Quarter.

Also, during the First Quarter, the Company spent $153,754 on exploration costs and paid $47,584 towards mineral concessions, options and contracts.

Results of Operations
The Company's operations consist of the exploration and development of mineral concessions in Mali, the maintenance of a head office in Canada and an operations office in Mali.

The net loss for the First Quarter was $131,427 or $0.007 per share compared to a net loss of $55,418 or $0.003 per share in the First Quarter of 2006. This represents an increase in net loss of $76,009. The main reasons for the increase are an increase of $34,306 in stock-based compensation expense, an increase of $15,750 in investor relations, an increase of $12,391 in promotion, travel and shareholder relations, and an $8,772 increase in office expenses. The increase in stock-based compensation is the result of stock options issued to investor relation professionals vesting in the current period versus having none vest in the prior comparative period. The increase in investor relations is the result of the agreement signed with Ascenta Capital Partners Inc. to implement an investors relations program. The increase in promotion, travel and shareholder relations is the result of an increase of travel costs to meet with analysts and brokers mainly in Calgary and Toronto. The increase in office is the result of increased administration costs related to the Company's office in Mali.

Liquidity and Capital Resources
During the First Quarter, the Company entered into an agreement with Macquarie Bank Limited (Macquarie) whereby Macquarie was granted a Right of First Offer (ROFO) to provide future project-construction debt finance and hedging facilities (as applicable) to bring the Kenieba Project into commercial production on terms acceptable to both Macquarie and Great Quest. In return for granting the ROFO, a Private Placement was completed with Macquarie consisting of 833,332 units at a price of $0.60 per unit for a total consideration of $500,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before March 8, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until July 9, 2007. To keep the ROFO in good standing, Macquarie must participate as to a minimum of $250,000 in any future private placement designated for exploration and development on the Kenieba concession.

Also, during the First Quarter, the Company issued 113,250 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $73,613.

Subsequent to the First Quarter, the Company completed a Private Placement consisting of 738,667 units at a price of $0.60 per unit for a total consideration of $443,200. Each unit consists of one share and one half of a transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. All shares issued in conjunction with this private placement are subject to a hold period and may not be traded until August 4, 2007.

Liquidity and Capital Resources (continued)
The Company paid a finder's fee and agent's fees of $25,984 and issued 43,307 transferable agent's warrants with a fair value of $32,480. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008. As at March 31, 2007, $51,000 has been received and is recorded as subscription advances.

Related Party Transactions
During the First Quarter, the Company paid management fees totalling $6,200 (2006 - $6,000) to a company wholly owned by Willis W. Osborne, Director, geological fees totalling $5,787 (2006 - $4,576) to Mamadou Keita, Director and accounting fees totalling $1,291 (2006 - $1,119) and consulting fees totaling $3,557 (2006 - $3,400) have been incurred with the Secretary of the Company.

Summary of Quarterly Results
Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)
2005 2nd Q	$ 139	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)
2004 3rd Q	$ 4,072	$ (62,877)	$ (0.004)
2004 2nd Q	$ 521	$ (58,900)	$ (0.004)

Disclosure Controls Procedures and Internal Control over Financial Reporting
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, which includes the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as defined in *Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings*, of the Canadian Securities Administrators and concluded that such disclosure controls and procedures are effective. Senior management, including the Company's Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with *Multilateral Instrument 52-109*. There are no changes to the disclosure controls and procedures and internal controls over financial reporting from those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2006.

Investor Relations
During the First Quarter, the Company participated in the Vancouver Investment Conference in January and the Prospectors Developers Conference in Toronto, in March. Great Quest will participate in the Vancouver Investment Conference in June, 2007.

Ascenta Capital Partners Inc. provides investor relations services to assist Great Quest in fostering productive, continuing dialogue with analysts and brokers as well as introducing the Company to a much wider audience.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed on the Company's website at www.greatquest.com; and on SEDAR at www.sedar.com.

ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
MARCH 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations and Deficit
3. Consolidated Statements of Cash Flows
4. Consolidated Statements of Deferred Exploration Costs
5. Notes to the Consolidated Financial Statements

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

March 31, 2007 and 2006

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007
(With comparative audited figures for December 31, 2006)

	March 31, 2007 (unaudited)	December 31, 2006 (audited)
ASSETS		
Current Assets		
Cash	$ 299,923	$ 37,835
Goods and services tax recoverable	5,064	2,626
Prepaid expenses	1,556	4,834
	306,426	45,295
Due from related parties	56,557	36,265
Automobile, equipment and furniture (Note 2)	11,071	11,968
Mineral properties, including deferred costs (Note 3)	3,737,689	3,535,591
Deposits	8,414	8,414
	$ 4,120,274	$ 3,637,533
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 41,547	$ 86,570
Due to related parties.	23,107	22,835
	$ 64,654	$ 109,405
SHARE CAPITAL AND DEFICIT		
Share capital (Note 4)	7,703,774	7,130,161
Contributed surplus (Note 4)	502,148	467,842
Subscription advances (Note 4)	51,000	-
Deficit	(4,201,302)	(4,069,875)
	4,055,620	3,528,128
	$ 4,120,274	$ 3,637,535

Subsequent events (Note 8)

Approved by the Directors:

"Willis W. Osborne"	*"Victor J.E. Jones"*
Director	Director

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2007 AND MARCH 31, 2006

	2007	2006
ADMINISTRATION COSTS:		
Accounting and audit	$ 4,691	$ 4,519
Amortization	138	267
Bank charges	545	227
Consulting	3,557	3,400
Investor relations	19,500	3,750
Legal	3,423	3,712
Management fees	6,200	6,000
Office and general	14,817	6,045
Promotion, travel and shareholder relations	20,987	8,596
Rent	4,866	4,079
Securities and brokerage fees	16,095	12,981
Stock-based compensation	34,306	-
Telephone and communication	2,828	2,003
	131,953	55,579
Interest income	$ (526)	$ (161)
LOSS FOR THE PERIOD	131,427	55,418
DEFICIT AT BEGINNING OF PERIOD	4,069,875	3,515,106
DEFICIT AT END OF PERIOD	$ 4,201,302	$ 3,570,524
Basic and diluted loss per share	$ (0.007)	$ (0.003)
Weighted average common shares outstanding	18,834,147	16,875,230

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2007 AND MARCH 31, 2006

	2007	2006
OPERATING ACTIVITIES:		
Loss for the period	$ (131,427)	$ (55,418)
Adjustments:		
Amortization	138	267
Stock-based compensation	34,306	-
	(96,983)	(55,151)
Change in non-cash working capital items:		
Goods and services tax recoverable	(2,438)	(1,755)
Prepaid expenses	3,277	(4,253)
Accounts payable and accrued liabilities	(45,023)	(23,467)
	(141,167)	(84,626)
FINANCING ACTIVITIES:		
Due to related parties	272	(73,796)
Issue of share capital for cash	573,613	901,010
Share subscription advances	51,000	-
	624,885	827,214
INVESTING ACTIVITIES:		
Due from related parties	(20,292)	-
Acquisition costs of automobile, equipment and furniture	-	(7,145)
Acquisition costs of mineral properties	(47,584)	(78,567)
Deferred exploration and development costs, net of amortization	(153,754)	(263,520)
	(221,630)	(349,232)
INCREASE IN CASH	262,088	393,356
CASH (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	37,835	(1,791)
CASH AT END OF PERIOD	$ 299,923	$ 391,565

Supplemental cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED MARCH 31, 2007 AND MARCH 31, 2006

	2007 Total	2006 Total
EXPLORATION COSTS:		
Amortization	$ 760	$ 1,353
Drilling, reclamation and assays	135,164	220,342
Exploration surveys	18,590	35,064
Office, consulting and travel	-	8,114
Total costs incurred during the period	154,514	264,873
Balance, beginning of period	2,351,858	1,520,679
Balance, end of period	$ 2,506,372	$ 1,785,552

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007

1. INTERIM FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2006 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2006 audited consolidated financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	March 31, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 36,664	$ 5,105	$ 5,518
Equipment	18,924	13,159	5,765	6,233
Furniture	2,347	2,146	201	217
	$ 64,838	$ 51,969	$ 11,071	$ 11,968

3. MINERAL PROPERTIES

	March 31, 2007			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,231,316	$ 2,506,372	$ -	$ 3,737,688
b. Taseko Property	1	-	-	1
	$ 1,231,317	$ 2,506,372	$ -	$ 3,737,689

	December 31, 2006			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,194,966	$ 2,351,858	$ (11,234)	$ 3,535,590
b. Taseko Property	1	-	-	1
	$ 1,194,967	$ 2,351,858	$ (11,234)	$ 3,535,591

3. MINERAL PROPERTIES (Continued)

Bourdala Concessions

During the current period, the Company paid 10,000,000 FCFA (CDN$23,875) to the Owners.

Filimana Concession

During the current period, the Company paid 1,500,000 FCFA (CDN$3,542) to the Owner.

Baroya Concession

During the current period, the Company paid 3,400,000 FCFA (CDN$8,187) to the Owner.

Manankoto Concession

During the current period, the Company paid 5,000,000 FCFA (CDN$11,980) to the Owner.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.
The Company has issued shares of its capital stock as follows:

	March 31, 2007		December 31, 2006	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	18,834,147	$ 7,130,161	16,341,897	$ 5,751,036
Issued during the period/year for:				
Cash	946,582	573,613	2,492,250	1,375,497
Reallocation on agent warrants/stock options exercised	-	-	-	3,628
Balance, end of period/year	19,780,729	$ 7,703,774	18,834,147	$ 7,130,161

Transactions for the Issue of Share Capital
During the quarter ended March 31, 2007:

a. The Company entered into an agreement with Macquarie Bank Limited (Macquarie) whereby Macquarie is granted a Right of First Offer (ROFO) to provide future project-construction debt finance and hedging facilities (as applicable) to bring the Kenieba Project into commercial production on terms acceptable to both Macquarie and Great Quest. In return for granting the ROFO, a Private Placement was completed with Macquarie consisting of 833,332 units at a price of $0.60 per unit for a total consideration of $500,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before March 8, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until July 9, 2007

b. The Company issued 113,250 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $73,613.

4. SHARE CAPITAL (Continued)

Stock Options

A summary of the status of the Company's stock option plan as of March 31, 2007 and December 31, 2006, and changes during the period and year then ended are as follows:

	March 31, 2007			December 31, 2006		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	940,000	$ 0.70	3.59	715,500	$ 0.46	2.50
Exercised	-	-	-	(275,500)	(0.25)	-
Granted	-	-	-	500,000	0.80	-
Forfeited/cancelled	-	-	-	-	-	-
Options outstanding, end of period/year	940,000	$ 0.70	3.34	940,000	$ 0.70	3.59

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2007:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
80,000[1]	*80,000*	*$0.30*	*September 4, 2007*
250,000	250,000	$0.65	November 26, 2009
110,000	110,000	$0.65	October 21, 2010
500,000	447,500	$0.80	April 18, 2011
940,000	887,500		

[1] 55,000 options subsequently exercised.

Warrants

At March 31, 2007, the Company had outstanding purchase warrants exercisable to acquire 1,642,666 shares as follows:

Number	Exercise Price	Expiry Date
176,000	$0.65	September 13, 2007
250,000	$0.80	May 23, 2007
800,000	$0.65	February 6, 2008
416,666	$0.75	March 8, 2008
1,642,666		

4. SHARE CAPITAL (Continued)

Contributed surplus

	March 31, 2007	December 31, 2006
Balance, beginning of period/year	$ 467,842	$ 213,354
Stock-based compensation expense	34,306	258,116
Reallocation of Agent's warrants/stock options exercised	-	(3,628)
Balance, end of period/year	$ 502,148	$ 467,842

52,500 options issued to investor relation professionals vested during the quarter ending March 31, 2007. The fair value of the options vested totalled $34,306.

Escrow Shares

There are 143,734 shares held in escrow.

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $6,200 (2006 - $6,000) were incurred with a corporation related to the Company by a common Director.
b. Geological fees totalling $5,787 (2006 - $4,576) have been incurred with a Director of the Company.
c. Accounting fees totaling $1,291 (2006 - $1,119) and consulting fees totaling $3,557 (2006 - $3,400) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
March 31, 2007			
Automobile, equipment and furniture	$ 9,369	$ 1,702	$ 11,071
Mineral properties, including deferred costs	3,737,688	1	3,737,689
	$ 3,747,057	$ 1,703	$ 3,748,760

	Mali	Canada	Total
December 31, 2006			
Automobile, equipment and furniture	$ 10,128	$ 1,840	$ 11,968
Mineral properties, including deferred costs	3,535,590	1	3,535,591
	$ 3,545,718	$ 1,841	$ 3,547,559

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007

6. SEGMENTED INFORMATION (Continued)

	Mali	Canada	Total
For the period ended March 31, 2007			
Interest income	$ -	$ 526	$ 526
Expenses	(12,913)	(119,040)	(131,953)
	$ (12,913)	$ (118,514)	$ (131,427)

	Mali	Canada	Total
For the year ended December 31, 2006			
Interest income	$ -	$ 7,223	$ 7,223
Expenses	(42,855)	(519,137)	(561,992)
	$ (42,855)	$ (511,914)	$ (554,769)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended March 31, 2007 and December 31, 2006 as follows:

	March 31, 2007	December 31, 2006
Non-cash financing investing activities:		
Items affecting share capital:		
Reallocation on agents warrants/stock options exercised	-	3,628
Contributed surplus	-	(3,628)
	$ -	$ -

	March 31, 2007	December 31, 2006
Non-cash investing activities:		
Automobile, equipment and furniture – amortization	760	4,341
Deferred exploration costs - amortization	(760)	(4,341)
	$ -	$ -

8. SUBSEQUENT EVENTS

On April 3, 2007, the Company completed a Private Placement consisting of 738,667 units at a price of $0.60 per unit for a total consideration of $443,200. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until August 4, 2007. The Company paid a finder's fee and agent's fees of $25,984 and issued 43,307 transferable agent's warrants with a fair value of $32,480. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008. As at March 31, 2007, $51,000 has been received and is recorded as subscription advances.

GREAT QUEST METALS LTD.

Corporate Information

(As at May 30, 2007)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Scott B. Hean, Director
Mr. Victor J.E. Jones, Director
Mr. Mahamadou Keita, VP-Exploration & Director
Ms. Jennifer Nestoruk, Corporate Secretary
Mr. Willis W. Osborne, President & Director
Mr. Robert Veitch, Director

INVESTOR RELATIONS

Ascenta Capital Partners Inc.
Jamie Mathers: 604-684-4743, ext 236
Toll Free: 866-684-4743

Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized: Unlimited Issued: 20,574,396
Options: 885,000
Warrants: 2,055,307
Escrow: 143,734
Fully Diluted 23,514,703
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

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